                                                 File No. 70-8747



               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           __________

                       Amendment No. 2 to
                            FORM U-1

                           __________


                    APPLICATION - DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               ***

                 INDIANA MICHIGAN POWER COMPANY
   One Summit Square, P. O. Box 60, Fort Wayne, Indiana  46801

                     BLACKHAWK COAL COMPANY
         c/o American Electric Power Service Corporation
          161 West Main Street, Lancaster, Ohio  43130
          (Names of companies filing this statement and addresses of principal executive offices)

                               ***

              AMERICAN ELECTRIC POWER COMPANY, INC.
            1 Riverside Plaza, Columbus, Ohio  43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                               ***

             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
            1 Riverside Plaza, Columbus, Ohio  43215

       John F. Di Lorenzo, Jr., Associate General Counsel
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
            1 Riverside Plaza, Columbus, Ohio  43215
           (Names and addresses of agents for service)

          Blackhawk Coal Company ("Blackhawk") and Indiana Michigan Power Company ("I&M") hereby amend their Application-Declaration on Form U-1 in File No. 70-8747 as follows:
     1)   By adding the following to ITEM 1. Description of
Proposed Transaction:
     C.   Compliance with Rule 54
          AEP Resources International, Limited ("AEPRI"), an indirect subsidiary of American Electric Power Company, Inc. ("American"), is an exempt wholesale generator ("EWG"), as defined in Section 32 of the Act. American, through its subsidiary, AEP Resources, Inc., invested $115,000 in AEPRI. This investment represents less than 1% of $1,356,255,000, the average of the consolidated retained earnings of American reported on Form 10-K or Form 10-Q, as applicable, for the four consecutive quarters ended September 30, 1995.
          AEPRI will maintain books and records and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of the operating subsidiaries of American will, at any one time, directly or indirectly, render services to AEPRI. American has submitted and will continue to submit a copy of Item 9 and Exhibits G and H of American's Form U5S to each of the public service commissions having jurisdiction over the retail rates of American's operating utility subsidiaries.
          In accordance with Rule 54, the requirements of Rule 53(a), (b) and (c) are fulfilled.
          None of the funds herein authorized will be used directly or indirectly to finance the acquisition of a foreign utility company or EWG.
          In addition, (i) neither American nor any subsidiary of American is the subject of any pending bankruptcy or similar proceedings; (ii) American's average consolidated retained earnings for the four most recent quarterly periods ($1,356,255,000) represented an increase of approximately $51,777,000 (or 4.0%) in the average consolidated retained earnings from the previous four quarterly periods ($1,304,478,000); and (iii) for the year ended December 31, 1994, there were no losses attributable to American's direct or indirect investments in AEPRI other than $4,000 in start-up costs.
          2)   By supplying the following Exhibits and Financial
     Statements:
               (a)  Exhibits
                    Exhibit B-1    Second Addendum to Lease
                                   Transaction Agreement

                    Exhibit B-2    Form of Promissory Note

               (b)  Financial Statments:

                         Balance Sheets as of September 30, 1995
                    and Statements of Income and Retained
                    Earnings, per books and pro forma, for the 12 months ended September 30, 1995, of I&M and of AEP and its subsidiaries consolidated, together with journal entries reflecting the proposed transaction.


                           SIGNATURES
          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

                                   INDIANA MICHIGAN POWER COMPANY



                                   By:_____/s/ G. P. Maloney_____
                                             Vice President


                                   BLACKHAWK COAL COMPANY



                                   By:_____/s/ G. P. Maloney_____
                                             Vice President


Dated:  December 12, 1995

                                                      Exhibit B-1


                       SECOND ADDENDUM TO
                   LEASE TRANSACTION AGREEMENT
                  DATED AS OF JANUARY 31, 1986
                              AMONG
                     BLACKHAWK COAL COMPANY,
                    CASTLE GATE COAL COMPANY,
                  PRICE RIVER COAL COMPANY AND
                      MEADOWLARK UTAH, INC.


     This Second Addendum to Lease Transaction Agreement ("Addendum Agreement") made this _____ day of _____________, 1995, among Blackhawk Coal Company, a Utah corporation, Price River Coal Company, an Indiana corporation, Amax Coal Company, a Delaware corporation, and Amax Land Company, a Delaware corporation.
                            RECITALS
A. Blackhawk Coal Company ("Blackhawk"), Price River Coal Company ("Price River"), Castlegate Coal Company ("Castlegate"), and Meadowlark Utah, Inc. ("Meadowlark") are all of the original named parties to that certain Lease Transaction Agreement ("Lease Transaction Agreement") entered into on January 31, 1986, and closed on May 30, 1986.
B. All of the obligations of Castlegate and Meadowlark under the Lease Transaction Agreement were guaranteed by Amax, Inc., parent corporation of Castlegate and Meadowlark, pursuant to a Guaranty executed by Amax, Inc. on January 31, 1986.
C. At closing of the Lease Transaction Agreement ("Closing I") on May 30, 1986, Blackhawk and Price River as lessors or sublessors leased or subleased certain coal lands, facilities, and equipment to Castlegate and Meadowlark as lessees or sublessees pursuant to a series of leases and subleases, including among others, the Crandall Canyon Facilities Lease, the Preparation Plant Facility Lease, the Miscellaneous Owned Equipment Lease, and the Surface Lease (hereinafter collectively referred to as "Original Leases").
D. At Closing I, Blackhawk also subleased to Meadowlark, six federal coal leases pursuant to Federal Coal Subleases # 1, # 2, # 3, # 4, # 5 and # 6 ("the Federal Coal Subleases").
E. Subsequent to Closing I, Castlegate merged into Amax Coal Company ("Amax Coal"); Meadowlark changed its name to Amax Land Company ("Amax Land"); and Amax Inc. merged into Cyprus Amax Minerals Company (formerly Cyprus Minerals Company) ("Cyprus-Amax").
F. Each of the Original Leases grants the lessee (either Castlegate or Meadowlark) a purchase option exercisable at the end of the Initial Term (as defined in the Original Leases) to purchase the leased property from Blackhawk at a purchase price equal to fair market sales value (also as defined in the applicable Original Leases.)
G. Castlegate or Amax Coal (as successor to Castlegate) has exercised the purchase options and has, prior to this Addendum Agreement, purchased the property which was the subject of the Westfalia Shields Lease, and the Miscellaneous Owned Equipment lease (Class A Equipment).
H. The remaining purchase options under the Original Leases will become exercisable upon future dates which vary depending on the Initial Term of the respective Original Lease.
I. Amax Land Company and Amax Coal Company have reached an agreement with Cyprus Western Coal Company and Cyprus Plateau Mining Corporation, which agreement will relieve the former of reclamation costs at the closed Castle Gate mine; however, a precondition to the consummation of this agreement is the restructuring of the Lease Transaction Agreement.
J. The parties hereto ("Parties") desire to restructure and amend the transaction contemplated by the Lease Transaction Agreement in certain particulars. Specifically, the parties desire (1) to terminate the remaining Original Leases; (2) to permit Amax Coal to exercise the purchase options under the remaining Original Leases of equipment and facilities at a negotiated fair market value prior to the end of their Initial Terms and upon purchase terms different from those set forth in the Original Leases; (3) to permit Amax Land Company to purchase the real property covered by the Surface Lease; (4) to grant Amax Land an option to relinquish the Federal Coal Subleases, and (5) to grant Amax Land a right of first refusal applicable to Blackhawk's interest in the Federal Coal Leases.
K. The Parties have agreed to make the desired changes pursuant to this Second Addendum to Lease Transaction Agreement and the transactions contemplated hereby in accordance with the following terms and conditions:
                            AGREEMENT
I.   USE OF DEFINITIONS FROM LEASE TRANSACTION AGREEMENT.
     The capitalized terms not otherwise defined in this Addendum Agreement or in the Recitals hereof shall have the meanings ascribed to them in the Lease Transaction Agreement.
II.  ADDITIONAL DEFINITIONS.
     a. "Bill of Sale" shall mean the bill of sale in substantially the form of Exhibit A to be executed by Blackhawk at Closing II.
     b.   "Buyers" shall mean Amax Coal Company and Amax Land
          Company.
     c.   "Closing II" shall have the meaning set forth in Article
          V.
     d.   "Date of Closing II" shall have the meaning set forth in
          Article V.
     e. "Equipment Promissory Notes #1, #2, and #3" shall mean the promissory notes to be executed at Closing II by Amax Coal in substantially the form of Exhibit B.
     f. "Federal Lease Bonds" shall mean those lease bonds listed on Exhibit F and applicable to the Federal Coal Lands.
     g. "Guaranty Confirmation" shall have the meaning set forth in Article III hereof and shall be executed by Cyprus Amax at Closing II in substantially the form of Exhibit
          C hereto.
     h. "Liens" shall mean Liens as to any property or premises [shall mean liens, mortgages, encumbrances, pledges, charges, easements, restrictions, covenants and security interests of any kind] (including conditional sale or other title retention agreements) or other rights or claims of any kind affecting such property or premises.
     i. "Mortgage II" shall mean the mortgage between Blackhawk as mortgagee, and Amax Coal and Amax Land as mortgagors to be executed at Closing II in substantially the form of Exhibit G.
     j. "New Transaction Documents" shall mean the Bill of Sale, the Surface Area Deed, the Right of First Refusal Agreement, the Option to Terminate Federal Coal Subleases, the Timber Sale Proceeds Agreement, the Mortgage II, the Security Agreement II, the Equipment Promissory Notes and the Surface Promissory Note.
     k. "Option to Terminate Federal Coal Subleases" shall mean the Option to Terminate Federal Coal Subleases, in substantially the form of Exhibit D, to be executed by Blackhawk and Amax Land at Closing II.
     l. "Option to Repurchase" shall mean the Option to Repurchase Agreement substantially in the form of Exhibit L attached hereto to be executed at Closing II by Blackhawk and Amax Land. [_______________________.]
     m. "Original Leases" shall mean the Crandall Canyon Facility Lease, the Preparation Plant Facility Lease, the Miscellaneous Owned Equipment Lease, and the Surface Lease.
     n.   "Purchased Assets" shall have the meaning set forth in
          Article IV.
     o.   "Remaining Leases" shall mean the Coal Lease and the
          State Coal Subleases.
     p. "Right of First Refusal Agreement" shall mean the right of first refusal agreement applicable to the Federal Coal Leases, in substantially the form of Exhibit E, to be executed at Closing II by Blackhawk and Amax Land.
     q. "Security Agreement II" shall mean the Amended and Restated Security Agreement in substantially the form of
          Exhibit I to be executed at Closing II by Amax Coal as debtor and Blackhawk as secured party.
     r. "Surface Area Deed" shall mean the special warranty deed, in substantially the form of Exhibit J attached hereto, to be executed at Closing II by Blackhawk.
     s. "Surface Interests" shall mean the Crandall Canyon Facility Surface Area, the Preparation Plant Facility Surface Area and the Remaining Western Surface, all as delineated and more fully described on Exhibit O attached hereto.
     t. "Surface Promissory Note" shall mean the promissory note, in substantially the form of Exhibit P attached hereto to be executed at Closing II by Amax Land.
     u. "Timber Sale Proceeds Agreement" shall mean the Timber Sale Proceeds Agreement, substantially in the form of Exhibit K attached hereto, to be executed at Closing II by Blackhawk and Amax Land.
III. PERFORMANCE AT CLOSING AND POST-CLOSING OBLIGATIONS.
     v.   At Closing II, Blackhawk shall:
          1. Convey to Amax Coal by Bill of Sale, the Crandall Canyon Facility, the Preparation Plant Facility,
               and the Class B and C Miscellaneous Owned
               Equipment;
          2. Execute and deliver to Amax Land the Option to Terminate Federal Coal Subleases;
          3. Execute and deliver to Amax Land the Surface Area Deed for the Crandall Canyon Facility Surface Area, the Preparation Plant Facility Surface Area, and
               the Remaining Western Surface;
          4. Execute and deliver to Amax Land the Right of First Refusal Agreement;
          5.   Execute and deliver to Amax Land the Timber Sale
               Proceeds Agreement.
          6. Execute and deliver to Amax Land a document in recordable form acknowledging the termination of the Surface Lease.
     w.   At Closing II:
          1. Buyers shall pay a portion of the Purchase Price by tender of immediately available funds in the amount of $5,700,000;
          2. Buyers shall execute and deliver the Security Agreement II and Mortgage II;
          3. Amax Land shall receive and accept the Bill of Sale and the Surface Area Deed for the Crandall Canyon Surface Area, Preparation Plant Facility Surface Area, and the Remaining Western Surface;
          4.   Amax Land shall execute and deliver to Blackhawk
               the Right of First Refusal Agreement;
          5.   Amax Land shall execute and deliver to Blackhawk
               the Timber Sale Proceeds Agreeement.
          6. Amax Land shall execute and deliver to Blackhawk a document in recordable form acknowledging the termination of the Surface Lease.
     x. At Closing II, Cyprus Amax shall execute and deliver the Guaranty Confirmation, confirming that:
          1. Cyprus Amax is successor in interest to AMAX, Inc. for purposes of the original Guaranty of the obligations of Castlegate and Meadowlark; and
          2. That Cyprus Amax assumes all of the obligations of AMAX, Inc. under the Guaranty as if Cyprus Amax had been the original party to the Guaranty in lieu
               of Amax, Inc.
          3. That all of the obligations of Amax Coal and Amax Land undertaken pursuant to this Addendum Agreement and the transactions contemplated hereby will be added to the obligations guaranteed by Cyprus Amax.
IV.  PURCHASE PRICE.
     y. The purchase price for the Crandall Canyon Facility, the Preparation Plant Facility, the Class B and Class C Miscellaneous Owned Equipment, the Crandall Canyon Facility Surface Area, the Preparation Plant Facility Surface Area and the Remaining Western Surface (collectively the "Purchased Assets") shall be paid to Blackhawk at Closing II as follows:
          1. Five Million Seven Hundred Thousand Dollars ($5,700,000) in immediately available funds, allocated as follows:
               * $2,250,000 for the Crandall Canyon Facility Surface Area, the Preparation Plant Facility Surface Area, and the Remaining Western Surface; and
               * $3,450,000 for the Crandall Canyon Facility, the Preparation Plant Facility, and the Class
                    B and C Miscellaneous Owned Equipment.
          2.   Delivery by Buyers of Equipment Promissory Notes
               #1, #2, and #3 payable to Blackhawk in the
               principal amounts of $________, $________,
               $________ and $________ respectively [equalling the total of remaining lease payments under the
               Crandall Canyon Facility Lease, the Preparation Plant Facility Lease, and the Miscellaneous Owned Equipment Lease]; and
          3.   Delivery by Buyers of the Surface Promissory Note
               in the principal amount of  ________________
               [remaining lease payments due under the Surface
               Lease].
     z. The Equipment Promissory Notes, the Surface Promissory Note, and Amax Land's obligations under the Right of First Refusal Agreement and the Timber Sale Proceeds Agreement shall be secured by the Mortgage II and the Security Agreement II.
V.   CLOSING II.
     aa. The closing of the transactions described in this Addendum Agreement ("Closing II") shall take place at the offices of Porter, Wright, Morris & Arthur, 41 South High Street, Columbus, Ohio 43215, on ________________________, 1995, or at such other time and place as the parties may agree but in no event later than ____________. The date on which Closing II actually occurs is referred to in this Addendum Agreement as "the Date of Closing II."
VI.  TITLE TO REAL PROPERTY AND TANGIBLE PERSONAL PROPERTY.
     ab. At Closing II, Blackhawk shall transfer to Amax Coal all of Blackhawk's right, title and interest in and to the Preparation Plant Facility, the Crandall Canyon Facility, and the Class B and Class C Equipment under the Miscellaneous Owned Equipment Lease on an "AS IS, WHERE IS, IF IS" basis without any representation or warranty whatsoever, express or implied, except that the facilities and equipment are free of Liens (other than the Mortgage and Mortgage II) resulting from acts of Blackhawk.
     ac. At Closing II, Blackhawk will convey to Amax Land by special warranty deed the Preparation Plant Facility Surface Area and the Crandall Canyon Facility Surface Area subject to mortgages granted by Amax Land to Blackhawk, and all other liens, mortgages, encumbrances, covenants, restrictions, requirements, prior rights, claims, reservations, easements, agreements, and all other matters legally existing except such matters arising from acts of Blackhawk. At Closing II, Blackhawk will deliver, and Amax Land will accept the Surface Area Deed as the instrument of transfer for the real property to be conveyed hereunder.
     ad. Upon acceptance of the Surface Area Deed at Closing II, Amax Land shall be deemed to have waived, for itself, its Affiliates, successors and assigns any claims against Blackhawk, its Affiliates, successors, assigns, agents, officers, directors or employees on account of any defect in title disclosed by any of the documentation given to Castlegate and Meadowlark prior to Closing I of the Lease Transaction Agreement. Blackhawk will, within a reasonable time following Closing II deliver to Buyers any documents in Blackhawk's possession which, to Blackhawk's knowledge reflect any material change in the state of Blackhawk's title to the Surface Area created solely by acts of Blackhawk between the Closing I and Closing II.
VII. PERMITS AND BONDS.
     All Permits and Bonds, and the rights and obligations relating thereto shall remain as stated in the Lease Transaction Agreement.
VIII.  TAXES, ASSESSMENTS AND PRORATIONS.
     Buyers shall pay all of the transfer, documentary, filing, sales, recording and other taxes associated with the sale of the Purchased Assets.
IX.  EASEMENTS.
     At Closing II, Amax Land shall execute and deliver to Blackhawk perpetual appurtenant easements in substantially the form of Exhibit M attached hereto over the Crandall Canyon Surface Area, the Preparation Plant Surface Area, and the Remaining Western Surface.
X.   CONDITION OF PURCHASED ASSETS.
     Buyers acknowledge and represent that they have examined and inspected the physical condition and state of repair of all of the Purchased Assets; that, except as set forth in the Original Leases, no representations or warranties have been made by Blackhawk or anyone acting on its behalf as to the condition or quality of any of the Purchased Assets, and that all of the Purchased Assets are being sold "AS IS, WHERE IS, IF IS" at Closing II. Blackhawk makes no warranty or representation that the items of fixed assets, facilities, and equipment listed as Exhibits to the Preparation Plant Facility Lease, the Crandall Canyon Facility Lease or the Equipment B and C of the Miscellaneous Owned Equipment currently exist or are or will be located on the properties to be purchased by Buyers at Closing II. Blackhawk agrees only that to the extent any or all of the items enumerated and identified on such Exhibits exist and are located on the properties to be purchased by Buyers at Closing II, Blackhawk will convey Blackhawk's title and interest in those items free and clear of all Liens resulting from acts of Blackhawk, except as disclosed on Exhibit ___. Except as expressly set forth in the Lease Transaction Agreement as amended by this Addendum Agreement or as set forth in the Original Leases, Blackhawk MAKES NO EXPRESS WARRANTIES WITH RESPECT TO THE CONDITION, QUALITY, COMPLIANCE WITH LAWS OR REGULATIONS, LOCATION, WORKING ORDER OR STATE OF REPAIR OF ANY OF THE PURCHASED ASSETS AND DISCLAIMS ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR ANY OTHER REPRESENTATION OR WARRANTY WHATSOEVER.
XI.  WATER RIGHTS.
     The Parties hereby acknowledge and confirm that the Water Rights which are the subject of the Water Rights License, as defined in the Lease Transaction Agreement and entered into between Blackhawk and Castlegate on May 30, 1986, have been quit-claimed by Blackhawk to Cyprus Western by quitclaim deed executed pursuant to that certain Master Agreement between Blackhawk and Cyprus Western Coal Company entered into and made effective on November 1, 1993 ("Master Agreement of 1993"). Upon termination of mining operations by Buyers, Blackhawk shall have the right to request reassignment of the Water Rights, and Buyers shall cause such Water Rights to be assigned by quitclaim to Blackhawk, in accordance with the terms of the Master Agreement of 1993 as amended.
XII. TIMBER SALE PROCEEDS.
     At Closing II, Blackhawk and Amax Land will execute the Timber Sale Proceeds Agreement to provide for allocation between Blackhawk and Buyers of proceeds from sales or other transfers of timber from the Purchased Assets made subsequent to the Date of Closing II.
XIII.  REPURCHASE OPTION.
     If Cyprus Western shall exercise its right to terminate the Master Agreement of 1993 pursuant to Article 3.3 of the Master Agreement of 1993, Blackhawk shall have the right to repurchase the Eastern Surface Area in accordance with the terms of the Amendment to Master Agreement of 1993 executed by Blackhawk and Cyprus Western Coal Company of even date herewith.
XIV. TERMINATION OF ORIGINAL LEASES.
     ae. As of the Date of Closing II, the Original Leases will be terminated with the same effect as if they had expired at the end of their Initial Terms and Amax Land or Amax Coal, as applicable, had exercised the Purchase Options contained in each of the Original Leases.
     af. As of the Date of Closing II, Blackhawk for itself, its Affiliates, successors, and assigns, releases and forever discharges Amax Land and Amax Coal, their Affiliates, successors, assigns, officers, directors and employees, from any and all claims, demands or causes of action whatsoever against Amax Land or Amax Coal, their predecessors, successors and assigns, arising out of the Original Leases, or the use and occupancy of the properties leased thereunder; provided, however, that the release and discharge shall not apply to the warranties and covenants made by Amax Land or Amax Coal in this Second Addendum, nor shall the release apply to (i) the obligations of indemnity contained in Section ___ of the Original Leases or (ii) the obligations of Amax Land with respect to reclamation operations and requirements contained in Section 9 and Section 13 of the Surface Lease, which obligations shall remain in full force and effect notwithstanding this Second Addendum.
     ag. As of the Date of Closing II, Amax Land and Amax Coal, for themselves and their Affiliates, successors and assigns, release and forever discharge Blackhawk, its Affiliates, successors, assigns, officers, directors and employees from any and all claims, demands, or causes of action against Blackhawk, arising out of the Original Leases or the use and occupancy of properties leased thereunder; provided, however, that the release and discharge shall not apply to the warranties and covenants made by Blackhawk in this Second Addendum nor to Blackhawk's obligations of indemnity contained in Section ___ of the Original Leases, which obligations shall remain in full force and effect notwithstanding this Second Addendum Agreement.
     ah. Between the date of this Addendum Agreement and the Date of Closing II, (i) the Original Leases remain in full force and effect, and (ii) all rights and obligations with respect to the Purchased Assets, including without limitation, the care, custody and preservation of the Purchased Assets, remain as stated in the Original Leases.
     ai. Buyers acknowledge and assume sole responsibility for all reclamation obligations, arising under federal, state or local law now in effect or which may hereafter come into effect, applicable to any of the Purchased Assets and arising from conduct or activitiy undertaken at any time whether prior to or after Closing I or prior to or after Closing II. Buyers shall indemnify, defend, and save harmless Blackhawk, its Affiliates, officers, directors, employees, and agents, in accordance with Article XXII of the Lease Transaction Agreement, from and against any losses, liabilities, damages, demands, obligations, fines, civil penalties, expenses, costs and fees (including, without being limited to, court costs and reasonable attorneys' fees) arising from Buyers' failure to perform the reclamation and shut-down obligations in connection with the Purchased Assets.
XV.  SURVIVAL OF INDEMNITIES.
     All indemnification provisions set forth in the Lease Transaction Agreement, the Original Leases the Remaining Leases or any other agreements executed at Closing I shall survive this Addendum Agreement and Closing II and shall remain in force and effect to the same extent as if this Addendum Agreement and the transactions contemplated hereby had not occurred. All indemnification provisions set forth in this Addendum Agreement and in the New Transaction Documents or any other documents executed at Closing II shall survive Closing II.
XVI. REPRESENTATIONS AND WARRANTIES OF BLACKHAWK.
     As an inducement to Buyers to enter into this Addendum Agreement and to consummate the transactions set forth in or contemplated by this Addendum Agreement, Blackhawk represents and warrants to Buyers as follows:
     aj. Blackhawk is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation with full power to own or lease and operate its properties and to carry on its business as presently conducted. Blackhawk is in good standing under the laws of Utah.
     ak. Blackhawk is not subject to any provision of its articles of incorporation or bylaws, to any restriction contained in any mortgage, agreement, order, decree or instrument or to any other restriction of any kind or character which would prevent the execution and delivery of this Addendum Agreement, the New Transaction Documents or consummation of the transactions contemplated thereby.
     al. The execution and delivery by Blackhawk of this Addendum Agreement and the New Transaction Documents and the closing of the transactions contemplated thereby have been, or prior to Closing II will have been, duly authorized by all requisite corporate action on the part of Blackhawk, and the New Transaction Documents when executed and delivered by Blackhawk will be valid, binding and fully enforceable against Blackhawk, except to the extent that enforcement may be limited by applicable bankruptcy, insolvency, reorganization, liquidation, moratorium, or similar laws affecting creditors' rights generally.
     am. Blackhawk is not a party to any actions, suits or proceedings pending, or to the knowledge of Blackhawk threatened, before any court, arbitrator or governmental body, which might (i) materially impair or affect the ability of Blackhawk to perform its obligations under this Addendum Agreement or the New Transaction Documents or (ii) materially affect the Purchased Assets.
     an. Neither Blackhawk nor any party acting on behalf of Blackhawk has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions set forth in or contemplated by this Addendum Agreement.
     ao. The representations, warranties, agreements, acknowledgements and waivers of Blackhawk set forth anywhere in this Addendum Agreement or in any certificate or instrument delivered or to be delivered by Blackhawk, pursuant hereto, and any indemnity by Blackhawk set forth in this Addendum Agreement shall survive Closing II and be and remain effective notwithstanding any investigation at any time made by or on behalf of Buyers.
     ap. Any authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality necessary for the valid execution and delivery by Blackhawk of this Addendum Agreement and the New Transaction Documents has been obtained or performed or shall have been obtained or performed prior to Closing II.
XVII.  REPRESENTATIONS AND WARRANTIES OF BUYERS.
     As an inducement to Blackhawk to enter into this Addendum Agreement and to consummate the transactions set forth in or contemplated by this Addendum Agreement, Buyers, jointly and severally, represent and warrant to Blackhawk as follows:
     aq. Each of Buyers is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation, and is duly qualified to lease and purchase assets and to conduct business as a foreign corporation in Utah.
     ar. Neither of Buyers is subject to any provision of its articles of incorporation or bylaws, to any restriction contained in any mortgage, agreement, order, decree or instrument or to any other restriction of any kind or character which would prevent the execution and delivery of this Addendum Agreement, the New Transaction Documents, or consummation of the transactions contemplated thereby.
     as. The execution and delivery by Buyers, or either of them as applicable, of this Addendum Agreement, the New Transaction Documents and the closing of the transactions contemplated thereby have been, or prior to Closing II will have been, duly authorized by all requisite corporate action on the part of Buyers, and the New Transaction Documents when executed and delivered by Buyers, as applicable, will be valid, binding and fully enforceable against Buyers, as applicable, except to the extent that enforcement may be limited by applicable bankruptcy, insolvency, reorganization, liquidation, moratorium, or similar laws affecting creditors' rights generally.
     at. Any authorization, consent, approval, license, exemption of or filing or registration with any court or governmental department, commission, board, bureau, agency or instrumentality necessary for the valid execution and delivery by Buyers of this Addendum Agreement and the New Transaction Documents and for consummation of the transactions contemplated hereby and thereby has been obtained or performed or shall have been obtained or performed prior to Closing II.
     au. Neither of Buyers is a party to (i) any actions, suits or proceedings pending, or to the knowledge of such Buyer threatened, before any court, arbitrator, or governmental body under any bankruptcy, insolvency, reorganization, liquidation or similar law affecting creditors' rights, or (ii) any other actions, suits or proceedings pending, or to the knowledge of it threatened before any court, arbitrator or governmental body, which might materially impair or affect the ability of Buyers to perform their obligations under this Addendum Agreement.
     av. Except as provided for in the New Transaction Documents, no mortgage, deed of trust, or other lien of any nature whatsoever, which now covers or affects any property or interest therein of Buyers, now attaches or hereafter will attach to the Purchased Assets hereunder or in any manner affects or will affect adversely Blackhawk's right, title and interest therein.
     aw. The representations, warranties, agreements, acknowledgments, and waivers of Buyers set forth anywhere in this Addendum Agreement or in any certificate or instrument delivered or to be delivered by Buyers, pursuant hereto, and any indemnity by Buyers set forth in this Addendum Agreement, shall survive Closing II and be and remain effective notwithstanding any investigation at any time made by or on behalf of Blackhawk.
     ax. None of Buyers nor any party acting on behalf of any of Buyers has paid or become obligated to pay any fee or commission to any broker, finder or intermediary for or on account of the transactions set forth in or contemplated by this Addendum Agreement.
     ay. The execution and delivery of the Guaranty Confirmation has been, or prior to Closing II will have been, authorized by all requisite corporate action on the part of Cyprus-Amax. The Guaranty Confirmation when executed will be a legal, valid and binding agreement and obligation of Cyprus-Amax.
     az. None of Buyers is in default or violation of any material obligation or covenant under the Lease Transaction Agreement, or any agreement or other document executed pursuant to the Lease Transaction Agreement, which default or violation constitutes, or with the passage of time and giving of notice, would constitute, an Event of Default, as defined in the Lease Transaction Agreement.
XVIII.  CONDITIONS PRECEDENT TO BUYERS' OBLIGATIONS.
     The obligations of Buyers under this Addendum Agreement are, at the option of Buyers, subject to the conditions that on or before Closing II:
     ba. Blackhawk shall have executed and delivered the Bill of Sale, the Option to Terminate Federal Coal Subleases, the Surface Area Deed, and the Right of First Refusal Agreement to Amax Coal or Amax Land as applicable.
     bb. Blackhawk shall, to the extent required by law, have made all premerger notification filings required under the Hart-Scott-Rodino Act, the 30-day waiting period required thereby shall have expired without a request from any appropriate governmental agency for additional information or, if additional information has been requested, the 20-day extended waiting period shall have expired and no party shall have received any notice from the Federal Trade Commission or the Department of Justice that the transactions contemplated by this Agreement violate Section 5 of the Federal Trade Commission Act or
          Section 7 of the Clayton Act.
     bc. Buyers shall have received Certificates of Good Standing from the Office of the Secretary of State of the States where Blackhawk is incorporated dated a date near the date of Closing II showing that Blackhawk is in good standing in the State of incorporation and a Certificate of Good Standing dated a date near the date of Closing II from the Secretary of State of the State of Utah showing that Price River is in good standing as a foreign corporation or is qualified to do business in the State of Utah.
     bd. Buyers shall have received an opinion, or opinions, dated the date of Closing II, from Porter, Wright, Morris & Arthur, counsel for Blackhawk, at Blackhawk's expense, in form and substance satisfactory to Buyers to the following effect. As to matters governed by Utah law, such counsel shall be entitled to rely on the opinion of Utah counsel satisfactory to them; provided, however, that a copy of such opinion of Utah counsel shall be delivered to Buyers at Closing II.
          1. Blackhawk is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah.
          2. Blackhawk has the corporate power to own or lease the Purchased Assets and to enter into this
               Addendum Agreement, the New Transaction Documents and the other transactions contemplated hereby and thereby and to perform their obligations hereunder and thereunder.
          3. The execution and delivery of this Addendum Agreement, the New Transaction Documents and the other transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Blackhawk and no consent thereto or approval thereof by any other person, including but not limited to the shareholders of Blackhawk is required which has not been obtained, or will not have been obtained on or prior to Closing II. Such execution and delivery do not contravene or constitute a default under the articles of incorporation or by-laws of Blackhawk or any agreement, indenture, judgment, injunction, order, decree, or other instrument to which Blackhawk is a party or by which it is bound and which materially affects its ability to enter into this Addendum Agreement, the New Transaction Documents, or the other transactions contemplated hereby or thereby or which materially affects the Purchased Assets.
          4. This Addendum Agreement, the New Transaction Documents, and other transactions contemplated hereby and thereby, assuming due authorization, execution and delivery thereof by Buyers and any other necessary party thereto, constitute valid, binding and enforceable obligations of Blackhawk, except to the extent that enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, liquidation, moratorium or similar laws affecting creditors' rights generally and (b)
               equitable principles of general applicability.
          5.   Except as listed on Exhibit N hereto or otherwise
               previously disclosed to Buyers in writing,
               Blackhawk is not a party to any action, suit or proceeding, pending or, to the knowledge of such counsel, threatened before any court, arbitrator or governmental body which might impair or affect the ability of Blackhawk to perform its obligations under this Addendum Agreement, the New Transaction Documents and the transactions contemplated hereby and thereby.
     be. Buyers shall have received certificates signed by duly authorized officers of Blackhawk certifying as to the resolutions adopted by the Board of Directors and (if necessary) the shareholders of Blackhawk authorizing the execution and delivery of this Addendum Agreement, the New Transaction Documents, and other transactions contemplated hereby and thereby.
     bf. The representations and warranties made by Blackhawk herein shall be true and correct in all material respects at Closing II with the same force and effect as though such representations and warranties had been made on and as of Closing II and Blackhawk shall have delivered to Buyers at Closing II, a certificate to that effect signed by a duly-authorized officer of Blackhawk.
     bg. Blackhawk shall have substantially performed and complied with all material conditions and all agreements required by this Addendum Agreement to be performed or complied with by Blackhawk prior to or at Closing II, and Blackhawk shall have delivered to Buyers at Closing II a certificate to that effect signed by a duly authorized officer of Blackhawk.
     bh. Buyers shall not have discovered any material error, misstatement or omission in the representations and warranties made by Blackhawk herein.
     bi. As of the date of Closing II there shall be no suit, action, investigation or legal administration or arbitration or other proceeding pending or, to the knowledge of Blackhawk, threatened against Blackhawk before any court or before or by any governmental agency
          (i) in which it is sought to restrain, prohibit, invalidate or set aside in whole or in part the consummation of this Addendum Agreement, the New Transaction Documents or the transactions contemplated hereby or thereby, or (ii) in which it is sought to obtain substantial damages in connection with the consummation of this Addendum Agreement, the New Transaction Documents, or the transactions contemplated hereby or thereby.
     bj. All instruments and documents required to be delivered or executed by Blackhawk at or prior to Closing II shall have been approved by counsel to Buyers.
     bk. The Board of Directors of Cyprus Amax shall have adopted resolutions authorizing Cyprus Amax to proceed with the development and operation of the Willow Creek Mine.
XIX. CONDITIONS PRECEDENT TO BLACKHAWK'S OBLIGATIONS.
     The obligations of Blackhawk under this Addendum Agreement are, at the option of Blackhawk, subject to the conditions that on or before Closing II:
     bl. All actions, proceedings, instruments and documents required to carry out this Addendum Agreement shall have been approved by counsel to Blackhawk.
     bm. The representations and warranties made by Buyers herein shall be true and correct in all material respects at Closing II with the same force and effect as though such representations and warranties had been made on and as of Closing II, and Buyers shall have delivered to Blackhawk at Closing II a certificate to that effect signed by a duly authorized officer of each of Buyers.
     bn. Blackhawk shall have received a certificate signed by a duly authorized officer of each of Buyers certifying as to the resolutions adopted by the Board of Directors and, if necessary, the shareholders of each of Buyers approving and authorizing the execution and delivery of this Addendum Agreement and the New Transaction Documents.
     bo. Buyers shall have substantially performed and complied with all material conditions and all agreements required by this Addendum Agreement to be performed or complied with by Buyers prior to or at Closing II, and Buyers shall have delivered to Blackhawk at Closing II a certificate to that effect signed by a duly authorized officer of each of Buyers.
     bp. As of the Date of Closing II there shall be no claim, suit, action, investigation or legal administration or arbitration or other proceeding pending, or to the knowledge of any of Buyers, threatened against either of Buyers or Cyprus Amax before any court or before or by any governmental agency (i) in which it is sought to restrain, prohibit, invalidate or set aside in whole or in part the consummation of this Addendum Agreement or the transactions contemplated hereby or (ii) in which it is sought to obtain substantial damages in connection with the consummation of this Addendum Agreement or the transactions contemplated hereby.
     bq. Buyers shall, to the extent required by law, have made all premerger notification filings required under the Hart-Scott-Rodino Act, the 30-day waiting period required thereby shall have expired without a request from any appropriate governmental agency for additional information or, if additional information has been requested, the 20-day extended waiting period shall have expired and no Party shall have received any notice from the Federal Trade Commission or the Department of Justice that the transaction contemplated by this Agreement violates Section 5 of the Federal Trade Commission Act or
          Section 7 of the Clayton Act.
     br. Any approval requested by Blackhawk from (i) the Securities and Exchange Commission under the Public Utility Holding Company Act of 1935 or (ii) any other regulatory agency or authority with respect to this Addendum Agreement and the transactions contemplated hereby shall have been obtained in form and substance satisfactory to Blackhawk.
     bs. Amax Coal or Amax Land, as applicable, shall have executed and delivered the Equipment Promissory Notes, the Surface Promissory Note, the Right of First Refusal Agreement, the Option to Terminate Federal Coal Subleases, the Security Agreement II, and the Timber Sale Proceeds Agreement.
     bt. Blackhawk shall not have discovered any material error, misstatement or omission in the representations and warranties made by Buyers herein.
     bu. Blackhawk shall have received Certificates of Good Standing from the Office of the Secretary of State of the States where each of Buyers is incorporated dated a date near the Date of Closing II showing that each of Buyers is in Good Standing and from the Office of the Secretary of State of the State of Utah for each of Buyers not incorporated therein dated a date near the date of Closing II showing that such Buyers are in good standing in the State of Utah as foreign corporation or are qualified to do business in the State of Utah.
     bv. Buyers shall have delivered to Blackhawk immediately available funds in the amount of $5,700,000.00
     bw.  Buyers shall have executed and delivered the Mortgage II to Blackhawk.
     bx. Blackhawk shall have received a certificate signed by a duly authorized officer of Cyprus Amax certifying as to the resolutions adopted by the Board of Directors, and if necessary, the shareholders of Cyprus Amax approving and authorizing the execution and delivery of the Guaranty Confirmation.
     by. Blackhawk shall have received an opinion, dated the Date of Closing II, from ____________________ counsel for Buyers, at Buyers' expense, in form and substance satisfactory to Blackhawk's counsel, which opinion shall cover the following matters. As to matters of law involving states other than __________, such counsel shall be entitled to rely on the opinion of counsel from such states satisfactory to them; provided, however, that a copy of each such opinion shall be delivered to Blackhawk at Closing II.
          1. Buyers are corporations duly organized, validly existing and in good standing under the laws of the States of their incorporation and are authorized to do business as foreign corporations in the State of Utah.
          2. The execution and delivery by Buyers of this Addendum Agreement, the New Transaction Documents and the other agreements contemplated hereby and the execution and delivery by Cyprus Amax of the Guaranty Confirmation have been duly authorized by all requisite corporate action on the part of
               Buyers and Cyprus Amax and no consent thereof or approval by any other person, including but not limited to approval by the shareholders of Buyers or the shareholders of Cyprus Amax, is required which has not been obtained. Such execution and delivery do not contravene or constitute a default under the Articles of Incorporation or By-Laws of Buyers or Cyprus Amax or any agreement, indenture, judgment, injunction, order, decree or other instrument binding upon Buyers or Cyprus Amax and materially affecting their ability to enter into this Addendum Agreement, the New Transaction Documents, the Guaranty Confirmation and other transactions contemplated hereby and thereby and to perform their obligations hereunder or thereunder.
          3. This Addendum Agreement, the New Transaction Documents and consummation of the transactions contemplated hereby and thereby, assuming due authorization, execution and delivery thereof by Blackhawk, constitute valid, binding and enforceable obligations of Buyers, except to the extent that enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, liquidation, moratorium or similar laws affecting creditors' rights generally, and (b) equitable principles of general applicability.
          4. The Guaranty Confirmation constitutes the valid, binding and enforceable obligation of Cyprus Amax, except to the extent that enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, liquidation, moratorium or similar laws affecting creditors' rights generally, and (b) equitable principles of general applicability.
          5. Neither Buyers nor Cyprus Amax is a party to any action, suit, or proceeding, pending or, to the knowledge of such counsel, threatened before any court, arbitrator or governmental body which might impair or affect the ability of Buyers or Cyprus Amax to perform their respective obligations under this Addendum Agreement, the New Transaction Documents, the Guaranty Confirmation, and transactions contemplated hereby and thereby.
     bz. Cyprus Amax shall have executed and delivered the Guaranty Confirmation to Blackhawk.
     ca. Buyers shall have executed and delivered to Blackhawk such financing statements as shall in the judgment of Blackhawk be necessary or desirable to evidence and perfect the security interest granted by the Security Agreement II.
     cb. All approvals, if any, required and requested from the Bureau of Land Management in connection with the transactions contemplated by this Addendum Agreement and the New Transaction Documents shall have been obtained in form and substance satisfactory to Blackhawk.
XX.  MISCELLANEOUS.
     cc. Payment of Expenses. Blackhawk and Buyers shall pay their own respective expenses incident to this Addendum Agreement and the transactions contemplated hereby whether or not such transactions shall be consummated.
     cd. Bulk Sales Law. Blackhawk and Buyers each waive compliance by the other with the provisions of Utah Code Annotated Section 70A-6-101 et seq. (1953, as amended).
     ce. Binding Effect. All of the terms and provisions of this Addendum Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.
     cf. Notices. Any notice, request, instruction or other document to be given hereunder by any Party to another Party shall be in writing and delivered personally or sent by registered or certified mail:
               If to Buyers:       Attention: President
                                   9100 East Mineral Circle
                                   Englewood, Colorado  80112

               If to Blackhawk:    Attention:  ________________
                                   American Electric Power Service
                                   Corporation
                                   One Riverside Plaza
                                   Columbus, Ohio  43215

          or to such other address as any Party may hereafter advise the other Parties in writing. Notices to be given hereunder shall be deemed effectively given upon personal or courier delivery or three days after deposited with the United States Post Office, by registered or certified mail, postage prepaid and addressed.
     cg. Effect on Lease Transaction Agreement. Except for the changes expressly set forth in this Addendum Agreement, and in the New Transaction Documents to be executed at Closing II, the Lease Transaction Agreement and the transactions consummated at Closing I remain unchanged in all other particulars. To the extent that any provision of this Addendum Agreement or the New Transaction Documents is inconsistent with any provision of the Lease Transaction Agreement, the Original Leases, the Remaining Leases or other agreements entered into pursuant to the Lease Transaction Agreement, the provisions of this Addendum Agreement or the New Transaction Documents, as applicable, shall control with respect to any matter specifically addressed by such Addendum Agreement or the New Transaction Documents, as applicable.
             [Further assurances clause to be added]
     ch. Entire Agreement. The Lease Transaction Agreement and the transactions consummated pursuant thereto (including, without limitation, the Original Leases and the Remaining Leases), this Addendum Agreement and the exhibits hereto set forth the entire agreement and understanding of the parties with respect to the transactions contemplated hereby and supersede all prior agreements, arrangements, undertakings, and representations, oral or otherwise, relating to the subject matter hereof. This Addendum Agreement may not be changed, modified, altered or amended except by an agreement in writing signed by the Party against whom enforcement of any change, modification, alternation or amendment is sought. The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the rights to enforce the same. No waiver by any Party of any condition, or of the breach of any term, provision, covenant, representation or warranty contained in this Addendum Agreement or in the exhibits hereto or in connection with the transactions contemplated hereby, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or of the breach of any other term, provision, covenant, representation or warranty.
     ci. Confidentiality. Except as required by law, the Parties agree that they shall each keep confidential the terms and provisions of this Addendum Agreement and the New Transaction Documents, and no Party shall release any publicity with respect to this Addendum Agreement or the New Transaction Documents except following consultation with and obtaining the prior written approval of the other Parties, which shall not be unreasonably withheld.
     cj. Section Headings. The section headings in this Addendum Agreement are for convenience of reference only and shall not affect the interpretation or construction hereof.
     ck. Assignability. This Addendum Agreement shall not be assignable by any Party; provided, however, that any Party may assign this Agreement to an Affiliate of such party.
     cl. Applicable Law. This Addendum Agreement has been executed and delivered in Columbus, Ohio, and shall be construed under and governed by Ohio law.
     cm. Counterparts. This Addendum Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same instrument.
     cn. Relationship Between the Parties. Nothing contained herein or implied hereby shall be in any way construed as creating or constituting any relationship of partnership, joint venture, agency, or employer and employee, between Blackhawk and Buyers.
     IN WITNESS WHEREOF, the Parties have hereunto set their hands as of the day and year first above written.

BLACKHAWK COAL COMPANY             AMAX LAND COAL COMPANY



By:____________________________    By:___________________________

Its:___________________________    Its:__________________________


                                   AMAX COAL COMPANY



                                   By:___________________________

                                   Its:__________________________


APPROVED BY:

PRICE RIVER COAL COMPANY



By:______________________________

Its:_____________________________

PRICE RIVER IS SIGNING SOLELY AS AN ORIGINAL PARTY TO THE LEASE
TRANSACTION AGREEMENT FOR THE PURPOSE OF GIVING APPROVAL TO THIS
SECOND ADDENDUM.

                        LIST OF EXHIBITS


A.   Bill of Sale

B.   Equipment Promissory Notes

C.   Guaranty Confirmation

D.   Option to Terminate Federal Coal Subleases

E.   Right of First Refusal Agreement

F.   Lease Bonds

G.   Mortgage II

H.   Security Agreement II

I.   Surface Area Deeds

J.   Timber Sale Proceeds Agreement

K.   Easements Granted to Blackhawk

L.   Actions, Suits and Proceedings

M.   Surface Interests

N.   Surface Promissory Notes

                                                      Exhibit B-2

                                        EXHIBIT _____ TO SECOND
                                        ADDENDUM TO LEASE
                                        TRANSACTION AGREEMENT


                  EQUIPMENT PROMISSORY NOTE #1
                     [Equipment Type C Note]

$_______________                                   Columbus, Ohio

     FOR VALUE RECEIVED, AMAX Coal Company ("AMAX") promises to pay to the order of Blackhawk Coal Company (hereinafter called the "Payee", which term shall include any holder hereof), at such place as the Payee may designate or, in the absence of such designation, at any of the Payee's offices, the sum of $__________ (hereinafter called the "Principal Sum"), together with interest as hereinafter provided. AMAX promises to pay the Principal Sum and the interest thereon at the time(s) and in the manner(s) hereinafter provided.

1.   INTEREST

     Interest will accrue on the unpaid balance of the Principal Sum until paid at the rate of _____% per year. Upon default, whether by acceleration or otherwise, interest will accrue on the unpaid balance of the Principal Sum and unpaid interest, if any, until paid at a variable rate of interest per year, which will change in the manner set forth below, equal to three percentage points in excess of the Prime Commercial Rate of the Huntington National Bank, Columbus, Ohio ("the Bank"), provided that at no time will the rate of interest upon default be less than _____% per year.

     As used herein, "Prime Commercial Rate" means the rate established by the Bank from time to time based on its consideration of economic, money market, business and competitive factors, and it is not necessarily the Bank's most favored rate. Subject to any maximum or minimum interest rate limitation specified herein or by applicable law, any variable rate of interest on the obligation evidenced hereby shall change automatically without notice to AMAX on the first day of each calendar month following any change or changes in the Prime Commercial Rate.

2.   MANNER OF PAYMENT

     The Principal Sum and any accrued interest will be due and payable in consecutive quarterly installments, beginning on March
1, 1996, as follows:

     March 1, 1996 . . $_______    September 1, 1998 . $_______
     June 1, 1996. . . $_______    December 1, 1999. . $_______
     September 1, 1996 $_______    March 1, 1999 . . . $_______
     December 1, 1996. $_______    June 1, 1999. . . . $_______
     March 1, 1997 . . $_______    September 1, 1999 . $_______
     June 1, 1997. . . $_______    December 1, 1999. . $_______
     September 1, 1997 $_______    March 1, 2000 . . . $_______
     December 1, 1997. $_______    June 1, 2000. . . . $_______
     March 1, 1998 . . $_______    September 1, 2000 . $_______
     June 1, 1998. . . $_______    December 1, 2000. . $_______

    March 1, 2001 the unpaid Principal Balance plus interest.

3.   LATE CHARGE

     Any installment or other payment not made within 10 calendar days of the date such payment or installment is due will be subject to a late charge equal to 5% of the amount of the installment or payment.

4.   PREPAYMENT

     This Note may be prepaid in full, but not partially, at any time by paying the Payee the present value of the remaining payments as set forth in Section 3, discounted at 6% per year.

5.   SECURITY

     The payment of the obligations evidenced hereby, and all other obligations and liabilities of AMAX and Amax Land Company, and each of them, to the Payee, whether now existing or hereafter arising, are secured by a Mortgage of even date herewith and the Amended and Restated Security Agreement of even date herewith between AMAX and the Payee.

6.   GUARANTY

     The obligations of AMAX evidenced by this Note are guaranteed by Cyprus Amax, Inc. pursuant to that certain Guaranty of January
31, 1986 and Guaranty Confirmation of ___________________, 1995.

7.   DEFAULT

     Upon the occurrence of any of the following events:

     (1) the failure of AMAX to pay any installment when due hereunder, the failure of AMAX to pay any installment on any other note of which the Payee is the holder, or the failure of AMAX to perform any other obligation of AMAX to the Payee;

     (2) AMAX or Amax Land Company, as applicable, shall default under [list of 1986 agreements still in effect and the following documents to be executed at Closing II pursuant to the Addendum Agreement, Equipment Promissory Notes, Surface Promissory Note, Right of First Refusal Agreement].

     (3) the failure of AMAX to furnish true and complete financial statements from time to time on request of the Payee;

     (4) the dissolution of AMAX, or the death or dissolution of any indorser, surety, or guarantor; or

     (5) if any representation, warranty, or other information given to the Payee by AMAX, or by any indorser, surety, or guarantor, is false, untrue, or misleading;

then the Payee may, at its option, without notice or demand, accelerate the maturity of the obligations evidenced hereby, which obligations shall become immediately due and payable. If the Payee institutes any action for the enforcement or collection of the obligations evidenced hereby, AMAX agrees to pay all costs and expenses of such action, including reasonable attorney fees, to the extent permitted by law.

8.   NO SETOFF

     The obligations of AMAX under this Note shall not be subject to any right of setoff against obligations owing to AMAX or any affiliate of AMAX by Payee or any affiliate of Payee, under any other agreements.

9.   GENERAL PROVISIONS

     All of the parties hereto, including AMAX, and any indorser, surety, or guarantor, hereby severally waive presentment, notice of dishonor, protest, notice of protest, and diligence in bringing suit against any party hereto, and consent that, without discharging any of them, the time of payment may be extended an unlimited number of times before or after maturity without notice. The Payee will not be required to pursue any party hereto, including any guarantor, or to exercise any rights against any Collateral before exercising any other such rights.

     The obligations evidenced hereby may from time to time be evidenced by another note or notes given in substitution, renewal, or extension hereof. Any security interest or mortgage which secures the obligations evidenced hereby will remain in full force and effect notwithstanding any such substitution, renewal, or extension.

     The captions used herein are for reference only and shall not be deemed a part of this Note. If any of the terms or provisions of this Note are deemed unenforceable, the enforceability of the remaining terms and provisions will not be affected. This Note shall be governed by and construed in accordance with the law of the State of Ohio, without reference to Ohio's choice of law rules.

10.  CONSENT OF JURISDICTION

     AMAX and each surety, guarantor, or endorser hereof jointly and severally agree that this Note was executed in Columbus, Ohio, and that in any action arising under this Note, or any guaranty, for the collection, enforcement, or execution upon the same, the holder of the Note or guaranty may commence action upon the Note or guaranty or against any person in any capacity liable hereunder or thereunder by service of process and a copy of such complaint to the undersigned or to any surety, guarantor, or endorsee by certified mail, return receipt requested, at the address for such person set forth below, in a court of competent jurisdiction in Franklin County, Ohio, and each such person or entity does hereby submit to the jurisdiction of such court for actions arising out of this Note or guaranty and its enforcement or collection and waives and agrees not to assert the defense of lack of jurisdiction of the person of the undersigned or of such surety, guarantor or endorser.


                                   AMAX COAL COMPANY



                                   By:___________________________

                                   Title:________________________